UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AC Immune SA
(Name of Issuer)

Common Shares
(Title of Class of Securities)

H00263 105
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. H00263 105	13G

1.	NAMES OF REPORTING PERSONS Andrea Pfeifer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION German

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,786,228 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,786,228 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,228 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.86% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of 2,596,809 common shares held by the reporting person with 8,568 restricted stock units and options to purchase 180,851 common shares exercisable within 60 days of December 31, 2017.

(2)	Based on 57,355,188 common shares outstanding as of December 31, 2017.

Item 1(a).	Name of Issuer:

AC Immune SA

Item 1(b).	Address of Issuer’s Principal Executive Offices:

EPFL Innovation Park, bâtiment B, 1015 Lausanne, Switzerland

Item 2(a).	Name of Person Filing:

Andrea Pfeifer

Item 2(b).	Address of Principal Business Office or, if None, Residence:

EPFL Innovation Park, bâtiment B, 1015 Lausanne, Switzerland

Item 2(c).	Citizenship:

German

Item 2(d).	Title of Class of Securities:

Common shares, nominal value CHF 0.02 per share

Item 2(e).	CUSIP Number:

H00263 105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 2,786,228 common shares, consisting of 2,596,809 common shares held by the reporting person with 8,568 restricted stock units and options to purchase 180,851 common shares exercisable within 60 days of December 31, 2017

(b)	Percent of class: 4.86%, based on 57,355,188 common shares outstanding as of December 31, 2017

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,786,228

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,786,228

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)
/s/ Andrea Pfeifer
(Signature)
Andrea Pfeifer
(Name)